Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 23, 2024
VIA EDGAR TRANSMISSION
Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
SWP Growth & Income ETF
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897

Comment 1.Please provide a completed fee table and expense examples prior to the effective date. Additionally, if the fee waiver is subject to a recoupment provision, please disclose the terms of the provision in a footnote.
Response:     Please see Appendix A attached hereto. The Trust responds supplementally that the Fund will not have a fee waiver and the reference to the fee waiver has been deleted from the fee table.
Comment 2.Under “Principal Investment Strategies,” the third to last sentence of the first paragraph states, “The Adviser characterizes “growth” companies as those that are expected to achieve higher than average profitability ratios…” Please disclose how the Adviser will measure average profitability ratios and what data and analyses will inform the expectations about profitability and growth.
Response:     The Trust responds by adding the following disclosure before the second to last sentence of the first paragraph of the “Principal Investment Strategies” section:
“The Adviser will look at an industry peer group for the company owned or being actively analyzed for potential inclusion in the Fund’s portfolio and benchmark profitability ratios for the company versus the peer group average. Key ratios such as gross margin, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margin, operating margin, and net profit margin will be evaluated on a historical basis as well as projected into the future to determine if growth rates are achievable under various profitability assumptions. The portfolio managers tend to favor companies that have consistent profit margins and earnings growth.”
Comment 3.Please disclose the percentage of assets the Fund anticipates investing in foreign issuers, if known, and any limitations on the percentage of assets the Fund may invest in foreign issuers.
Response:     The Trust responds by adding the following disclosure after the fourth sentence in the second paragraph of the “Principal Investment Strategies” section:
“Up to 25% of the Fund’s net assets may be invested in ADRs. The Fund may invest without limitation in foreign issuers, including ADRs and securities of foreign companies traded on U.S. exchanges.”
Comment 4.In the second paragraph on page 2, it states, “The Adviser emphasizes a value style of investing…” Consider using different phrasing due to the Fund’s emphasis on growth.
Response:     The Trust responds by revising the disclosure as follows:
“The Adviser emphasizes an active style of investing, which attempts to add value through security selection, industry allocation, and the research process while monitoring risk.”
Comment 5.Under “Principal Risks”, the “Foreign Investment Risk” states, "Because of the Fund’s investment in ADRs, changes in foreign economies and political climates are more likely to…” Given the Fund’s strategy, please consider whether the disclosure should instead state, “Because of the Fund’s investment in ADRs, ETFs, and other investment companies, changes in foreign economies and political climates are more likely to…” Please advise or revise.
Response:     The Trust has revised the disclosure to reference investments in ETFs and other investment companies with exposure to foreign issuers and will also modify the disclosure to state that the Fund may also invest in securities of foreign companies traded on U.S. exchanges.
Comment 6.Under “Prior Related Performance,” please represent supplementally that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Response:     The Trust confirms supplementally that the Adviser maintains the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.
Comment 7.Please revise the first sentence of the “Prior Related Performance,” disclosure so that it is clear that the performance information represents the performance of all substantially similar accounts managed by the portfolio managers of the SWP Growth & Income ETF while employed at SWP Ltd.
Response:     The Trust responds by revising the disclosure as follows:
“The performance information shown below represents the performance of all accounts managed by the portfolio managers of the Fund while employed at SWP Ltd., the Adviser’s affiliated entity, with substantially similar investment objectives, policies, and investment strategies as the Fund, known as the Growth and Income Composite (the “Composite”).”
Comment 8.Under “Prior Related Performance,” it is stated that the performance was adjusted to reflect the Fund’s fees. Please confirm that the deduction of the Fund's total annual operating expenses from the Composite’s performance does not result in higher performance than what would have been achieved using the Composite’s actual fees and expenses.
Response:     The Trust supplementally confirms that the deduction of the Fund’s 0.99% total annual operating expense from the Composite’s performance results in the same performance that would have been achieved using the Composite’s actual fees and expenses except the client’s custodian fees have not been deducted from the Composite’s performance. The Composite was calculated using a model investment management fee of 0.99%. The disclosure has been revised to indicate that “All returns presented below reflect the deduction of a model investment management fee of 0.99%, which is the same as the Fund’s total annual fund operating expense ratio of 0.99%.”
Comment 9.Under “Prior Related Performance,” the performance data includes the heading, “Monthly Returns for SWP Growth & Income.” The Average Annual Total Returns table cites the “SWP Growth & Income Composite.” Should these references be revised to “the Growth and Income Composite” given the way this term is defined earlier in this section?

Response:     The Trust has revised the disclosure in response to this comment to make the references to the composite consistent throughout.
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,
/s/ Amber C. Kopp
Amber C. Kopp
Secretary

Appendix A

SWP Growth & Income ETF
FEES AND EXPENSES OF THE FUND
The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.99%
Distribution (12b-1) and/or Service Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.99%
1 Estimated for the current fiscal year.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$101	$315